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June 11, 2002

RECD S.E.C.
JUN 11 2002
1086

02034826

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey

dlw 6/17

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MR. B.J. POWER TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Sale of Grassland Fertilizer Business by Greencore

Greencore Group plc ("Greencore") announces that it has today sold Grassland Holdings Limited ("Grassland") to Freshgrass Investments Limited ("Freshgrass").

Grassland imports, blends and manufactures agricultural fertilizers for sale and distribution to retail outlets (merchants and co-operatives) on the Irish market. It has headquarters in Dublin and operates from three sites at Cork, Limerick and Slane.

Freshgrass is a private company whose shareholders include the management team of Grassland, Jim O'Mahony, the former chief executive of Golden Vale, and Irish Mainport Holdings Limited.

The consideration received is as follows:

- €18,996,044 for the issued share capital of Grassland;
- €9,171,143 repayment of non-trading non-interest bearing inter company balances due by Grassland to Greencore at completion; and
- assumption of Grassland's total bank indebtedness of €75,000.

The value of the net assets at 28th September, 2001 was €16,222,660. Grassland made profit before tax and once-off adjustments of €2,273,000 on a turnover of €60,630,000 in the year ended 28th September, 2001.

The proceeds will be employed by Greencore to reduce its indebtedness.

Commenting on the disposal, Greencore's Chief Executive, David Dilger said "The completion of this sale of Grassland brings total proceeds from our disposal programme to in excess of our announced target of €190 million. It represents a further step towards focusing the Group as a leading European convenience food and ingredients producer."

B.J. POWER
DIRECTOR & SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

23rd May, 2002.